VIKING SYSTEMS, INC.
134 Flanders Road
Westborough MA 01581

February 1, 2008

VIA EDGAR
Lynn Dicker
United States Securities & Exchange Commission
Division of Corporation Finance
Mail Stop 6010
Washington, DC 20549

RE:     Viking Systems, Inc.
Form 10-KSB for the Year Ended December 31, 2006
File No. 000-49636

Dear Ms. Dicker:

This letter sets forth the responses of Viking Systems, Inc. (“we,” “our,” “us” or the “Company”), to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its comment letter dated October 24, 2007 (the “Comment Letter”) with respect to the above referenced annual report (the ”10-KSB”).

We have reproduced below in bold font each of the Staff's comments set forth in the Comment Letter.  Immediately following each such comment is the Company's response in regular font.  The Company's responses in this letter correspond to the numbers placed adjacent to the Staff's comments in the Comment Letter.

Form 10-KSB for the Year Ended December 31, 2006
Item 7, Financial Statements, page 33
Notes to Financial Statements, page 40
Note 11, Convertible Notes Payable, page 45

COMMENT 1.  We note that you modified certain terms of your $5.25 million of convertible debt during 2006 and that you recorded a $4.98 million gain on the extinguishment of debt pursuant to EITF 96-19.  Please provide to us your analysis under EITF 96-19 and how you considered EITF 05-7 related to the conversion feature within your analysis.

RESPONSE.  Per your request, attached as Exhibit A is the Company's analysis of its debt extinguishment transaction recorded and disclosed in the Company's financial statements for the year ended December 31, 2006.  As indicated in the attached analysis, in accordance with EITF 05-07, the change in fair value of the conversion feature was determined based on the difference  between the fair value of the conversion option immediately before and after the modification, and the resulting change in valuation was included in differential cash flow analysis performed pursuant to EITF 96-19.

Securities & Exchange Commission
February 1, 2008

Note 17, Stock Warrants and Derivative Liability, page 58

COMMENT 2.  We note that you recorded all of your outstanding warrants as a derivative liability at fair value.  We note similar disclosures from your June 30, 2007 Form 10-QSB and that you also recorded an embedded conversion option as a derivative liability at fair value related to your convertible debt issued in February 2007.  Please revise your future fillings to disclose the methodology and significant assumptions used to value any embedded derivatives and equity instruments you carry at fair value issued in connection with your financing arrangements.  In this regard, please also revise your critical accounting policy section in MD&A to disclose how you determined the significant inputs into the model utilized.

RESPONSE.  We will revise our future fillings to disclose the methodology and significant assumptions used to value any embedded derivatives and equity instruments we carry at fair value issued in connection with our financing arrangements.  We will also revise our critical accounting policy section in MD&A to disclose how we determined the significant inputs into the model utilized.

Item 8A.  Controls and Procedures, [page] 65

COMMENT 3.  We note your statement that you chief executive office and your chief financial officer have concluded that your “disclosure controls and procedures are adequately designed to ensure that information required to be disclosed in [your] reports submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported within the time period specified in Securities and Exchange Commission rules and forms.”  It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective.  Please tell us and revise your future filings to disclose your officers' conclusions regarding the effectiveness of your disclosure controls and procedures at the end of the period.

RESPONSE.  We are unable to determine whether the certifying officers reached a conclusion that our disclosure controls and procedures were effective as of December 31, 2006 because such certifying officers are no longer with the Company.

Securities & Exchange Commission
February 1, 2008

We will revise our future filings to disclose our certifying officers' conclusions regarding the effectiveness of our disclosure controls and procedures at the end of the period.

COMMENT 4.  In future filings, if you wish to include the definition of disclosure controls and procedures following your conclusion, please ensure that the definition is consistent with the definition included in Rule 13a-15(e) of the Exchange Act.  Otherwise, remove the language currently included as it is superfluous.

RESPONSE.  In future filings, if we include the definition of disclosure controls and procedures following our conclusion, we will ensure that the definition is consistent with the definition included in Rule 13a-15(e) of the Exchange Act.  Alternatively, we will remove the language currently included.

Exhibit 31.1 and 31.2

COMMENT 5.  We note that the certification filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by Item 601(b)(31) of Regulation S-B.  Specifically, we note throughout the certifications that you refer to the “registrant” rather than the “small business issuer.”  We note similar modifications within your March 31, 2007 and June 30, 2007 Forms 10-QSB.  Please revise your certifications in future filings to conform to the exact wording required by Item 601(b)(31) of Regulation S-B.

RESPONSE.  We will revise our certifications in future filings to conform to the exact wording required by Item 601(b)(31) of Regulation S-B.

*            *            *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comment or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities & Exchange Commission
February 1, 2008

If you have any questions regarding the foregoing responses, please contact the undersigned at 508-366-3668  ext. 8392 or the Company’s outside legal counsel, P. Blake Allen, at 619-744-2231.

Very truly yours,

/s/ Robert Mathews

Robert Mathews
Executive Vice President and
Chief Financial Officer

cc:    Securities & Exchange Commission
 Ms. Tara Harkins, via facsimile: (202) 772-9218

Duane Morris LLP
P. Blake Allen, Esq.

Exhibit A

MEMO

To:	File

From:	Greg Decker

Date:	August 15, 2006

Re:	Documentation of evaluation of Viking Systems, Inc. accounting treatment of the exchange of debt

BACKGROUND

During the current year, the Company negotiated with the convertible debt holders to extend the due date of the debt from April 22, 2006 to May 31, 2006.  As consideration for extending the due date of the debt, we reduced the conversion price from $.20 to $.18 per share, reduced the exercise price of the warrants that were issued with the original debt from $.40 to $.35 per share and issued 606,951 additional warrants to the note holders with an exercise price of $.35 per share.

There was no repayment of debt, new proceeds from debt, change in interest rate or any other term of the debt agreement except to extend the due date, reduce the conversion price, re-price the old warrants and issue additional warrants.

ACCOUNTING TREATMENT

Issue 1:  Would the exchange of the debt instruments be accounted for as an extinguishment of the original debt instrument and the issuance of a new debt instrument, resulting in recognition by the Company of a gain or loss on the extinguishment, or as a modification of the original debt?

Accounting Treatment:

EITF 96-19 states,

“From the debtor's perspective, an exchange of debt instruments between or a modification of a debt instrument by a debtor and a creditor in a nontroubled debt situation is deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows (including changes in the fair value of an embedded conversion option1 upon modification of a convertible debt instrument) under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument.”.

In order to determine whether the debt instruments were substantially different under the above guidance, the Company estimated the present value of the existing cash flows under the original debt instrument using the effective interest rate (10%) of that debt and compared that to the present value of the cash flows under the new debt.  The difference between the two present value calculations is 29.81%.  Based on this analysis, the Company determined that the exchange should be accounted for as a debt extinguishment of the old debt and the new debt should be recorded at its fair value.

The present value of the existing cash flows under the original debt instrument was calculated using the effective interest rate of that debt.  We note that EITF 96-19 states:

“….the following guidance should be used to calculate the present value of the cash flows for purposes of applying the 10 percent test….The discount rate used to calculate the present value of the cash flows is the effective interest rate, for accounting purposes, of the original debt instrument.”

Based on this guidance, it appears appropriate that the effective interest rate of the original debt at the time of the modification should be used.  Since the debt discount on the original debt had been fully amortized by the date of the modification, the effective interest rate on the date of the modification would be the same as the stated rate.

The change in the fair value of the embedded conversion option on the date of the exchange of debt totaled $1,480,204  and was used in the calculation of the change in the discounted future cashflows resulting from the modification of the debt, as required by EITF 96-19 and EITF 05-07.  The change in the fair value of the warrants caused by the modification of the exercise price and the number of warrants was also included in the calculation of the change in the discounted future cashflows totaling $274,176.  It is appropriate to use the change in the fair value of the warrants in the computation of the present value of the cash flows because EITF 96-19 states,

“The cash flows of the new debt instrument include all cash flows specified by the terms of the new debt instrument plus any amounts paid by the debtor to the creditor less any amounts received by the debtor from the creditor as part of the exchange or modification”.

Issue 2:  The original debt has an unexercised conversion feature.  How is the conversion feature treated in the calculation of the gain or loss on the debt extinguishment?

Accounting Treatment:  EITF 98-5 states,

“The Task Force also considered situations in which a debt instrument containing the embedded beneficial conversion feature is extinguished prior to conversion. The Task Force recognized that a portion of the reacquisition price includes a repurchase of the beneficial conversion feature. The Task Force reached a consensus that the amount of the reacquisition price to be allocated to the beneficial conversion feature should be measured using the intrinsic value of that conversion feature at the extinguishment date. The residual amount, if any, would be allocated to the convertible security. The Task Force indicated that the issuer would record a gain or loss on extinguishment of the convertible debt security. The Task Force observed that the gain or loss from the extinguishment of debt should be classified in accordance with the guidance in Statement 4. “

Based on this guidance, the beneficial conversion feature on the date of the exchange of the debt was $5,250,000 (Calculated to be $9,355,264 but limited to the amount of the note), which represents the intrinsic value of the total number of shares that would be issued at the specified conversion rate on the date of the exchange.  The reacquisition price of $5,250,000 (the new note amount) was first allocated to the repurchase of the beneficial conversion feature, with the remaining amount being allocated to the old debt amount of $5,250,000.  The difference resulting from this allocation of proceeds to the two features resulted in a gain on the extinguishment of debt of $5,250,000.  The recalculated beneficial conversion feature was recorded as a debit to APIC as shown in Case 6 in EITF 98-5.  The gain of $5,250,000 was netted against the loss discussed in Issue 4 below for a net gain of $4,975,824.

Issue 3:  How should the modification of the warrants be valued?

Accounting Treatment SFAS 123R

Paragraph 51 of FAS 123R addresses the modification of option (or warrant) terms as follows:

51.    A modification of the terms or conditions of an equity award shall be treated as an exchange of the original award for a new award. In substance, the entity repurchases the original instrument by issuing a new instrument of equal or greater value, incurringadditional compensation cost for any incremental value. The effects of a modification shall be measured as follows:

a.    Incremental compensation cost shall be measured as the excess, if any, of the fair value of the modified award determined in accordance with the provisions of thisStatement over the fair value of the original award immediately before its terms aremodified, measured based on the share price and other pertinent factors at thatdate. The effect of the modification on the number of instruments expected to vestalso shall be reflected in determining incremental compensation cost. The estimateat the modification date of the portion of the award expected to vest shall besubsequently adjusted, if necessary, in accordance with paragraphs 43–45 and otherguidance in Illustration 13 (paragraphs A160–A170).

b.    Total recognized compensation cost for an equity award shall at least equal the fairvalue of the award at the grant date unless at the date of the modification theperformance or service conditions of the original award are not expected to besatisfied. Thus, the total compensation cost measured at the date of a modification shallbe (1) the portion of the grant-date fair value of the original award for which therequisite service is expected to be rendered (or has already been rendered) at that dateplus (2) the incremental cost resulting from the modification. Compensation cost shallbe subsequently adjusted, if necessary, in accordance with paragraphs 43–45 and otherguidance in Illustration 13 (paragraphs A160–A170).

As noted in paragraph 51a, the incremental compensation cost has been calculated by taking the fair value of the original grants immediately prior to the modification and the fair value of the new (modified) warrants and recording the difference in the fair values as expense.

Issue 4:  How should the modification of the warrants be accounted for?

Accounting Treatment  EITF 96-19 states,

“Fees paid by the debtor to the creditor or received by the debtor from the creditor (fees may be received by the debtor from the creditor to cancel a call option held by the debtor or to extend a no-call period) as part of the exchange or modification are to be accounted for as follows:  If the exchange or modification is to be accounted for in the same manner as a debt extinguishment [Note: See STATUS section.] and the new debt instrument is initially recorded at fair value, then the fees paid or received are to be associated with the extinguishment of the old debt instrument and included in determining the debt extinguishment gain or loss to be recognized.

Based on the guidance above, the Company considered the modification of the terms of the warrants (repriced existing warrants and granted additional warrants) as fees paid to extinguish the old debt.  See Issue 3 for the method used to calculate the fair value of the modification of the warrants.  The fair value of the modification of the warrants was valued at $274,176 and was netted with the gain or loss on extinguishment of debt.  This amount was netted with the gain of $5,250,000, resulting from the buy back of the old beneficial conversion feature discussed in Issue 2, resulting in a net gain on extinguishment of debt of $4,975,824.

Journal Entry:  The following journal entry was made to write-off the old debt, reacquire the beneficial conversion feature, record the fair value of the modification of the warrants, and record the new debt at the fair value (which includes a beneficial conversion feature) and to amortize the debt discount over the life of the new loan.

Notes payable	5,250,000
APIC – Beneficial conversion feature (reacquisition)	5,250,000
Notes payable - new		5,250,000
Gain on extinguishment of debt		4,975,824
APIC - Warrants modified issued		274,176
Discount on notes payable	5,250,000
APIC – Beneficial conversion feature (new)		5,250,000

Amortization of debt discount	5,250,000
Discount on notes payable		5,250,000